Sensata Technologies Board Approves Quarterly Dividend
of $0.11 per share

SWINDON, United Kingdom, April 26, 2022– Sensata Technologies (NYSE: ST), a leading industrial technology company and provider of sensor-rich solutions and insights for customers, today announced that its Board of Directors approved the implementation of a quarterly dividend in the amount of $0.11 per share. The Company will pay this second quarter 2022 dividend on May 25, 2022 to shareholders of record as of May 11, 2022.

“Sensata is in a very strong position financially, with over $1.6 billion of cash on our balance sheet and strong expected free cash flows,” said Paul Vasington, EVP and CFO at Sensata Technologies. “In addition to our capital deployment strategy of enabling acquisitions to support our growth vectors in Electrification and Insights / IoT, Sensata is returning capital to shareholders in the form of share repurchases and through an ongoing dividend.”

About Sensata Technologies

Sensata Technologies is a global industrial technology company striving to create a cleaner, more efficient, electrified and connected world. Through its broad portfolio of sensors, electrical protection components and sensor-rich solutions which create valuable business insights, Sensata helps its customers address increasingly complex engineering and operating performance requirements. With more than 21,000 employees and global operations in 13 countries, Sensata serves customers in the automotive, heavy vehicle & off-road, industrial, and aerospace markets. Learn more at www.sensata.com and follow us on LinkedIn, Facebook and Twitter.

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Investor Contact: Jacob Sayer +1 (508) 236-1666 jsayer@sensata.com	Media Contact: Alexia Taxiarchos +1 (617) 259-8172 ataxiarchos@sensata.com